REPORT UNDER PART 4

of

NATIONAL INSTRUMENT 62-103

(“NI 62-103”)

1.

Name and address of eligible institutional investor:

Northern Rivers Capital Management Inc. (the “offeror”)

Royal Bank Plaza, North Tower

Suite 2000, P.O. Box 66

200 Bay Street

Toronto, Ontario

M5J 2J2

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Since the last report dated October 10, 2006 by the offeror under Part 4 of NI 62-103 (the “Prior Report”) in respect of Neptune Technologies and Bioressources Inc. (the “issuer”), the issuer issued an aggregate of 1,512,500 common shares (collectively, the “Neptune shares”) as provided by the issuer.

The decrease in the percentage of the issued and outstanding Neptune shares held by the offeror that would have otherwise occurred as a result of this issuance was partially offset by the acquisition by the offeror of an aggregate of 154,200 Neptune shares since the Prior Report. As a result, the total number of Neptune shares of the issuer over which the offeror exercises control or direction over was decreased to 4,870,600 issued and outstanding Neptune shares, representing approximately 14.88% of the issued and outstanding Neptune shares (as provided by the issuer).

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at November 30, 2006, the offeror exercised control or direction over 4,870,600 issued and outstanding Neptune shares, representing approximately 14.88% of the issued and outstanding Neptune shares (as provided by the issuer).

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)

the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)

the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

4,870,600 common shares of the issuer, representing 14.88% of the outstanding common shares of the issuer (as provided by the issuer).

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes.  Depending on market and other conditions, the offeror may from time to time in the future increase or decrease its ownership, control or direction over the common shares or other securities of the issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.

The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the offeror holding Neptune Shares include Northern Rivers Innovation Fund LP, DeltaOne Northern Rivers Fund LP, Northern Rivers Innovation RSP Fund and Northern Rivers Conservative Growth Fund LP.  The Neptune Shares are also held personally by Hugh Cleland and Alexander Ruus.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.

The offeror is eligible to file reports under Part 4 in respect of the reporting issuer.

10.

The filing of this report is not an admission that any of the managed accounts named in this report having ownership of the subject securities are joint actors with the offeror or with any of the other managed accounts.

Dated this 11th day of December, 2006.

NORTHERN RIVERS CAPITAL

MANAGEMENT INC.

“Scott Laskey”

Per:

__________________________

Name:

Scott Laskey

Title:

Chief Compliance Officer